UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

NAVA RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001
(Title of Class of Securities)

63911B 101
(CUSIP Number)

Jag Sandhu
Nava Resources, Inc.
595 Howe Street
Suite 206
Vancouver, British Columbia V6C 2T5
 (778) 218-9638
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box  [  ] .

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________
           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63911B 101	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jag Sandhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,500,000
	10	SOLE DISPOSITIVE POWER 2,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%
14	TYPE OF REPORTING PERSON IN

(1) Represents shares of the Issuer’s common stock held by Amarjit Sandhu, the Reporting Person’s wife.

CUSIP No.	63911B 101	13D	Page 3 of 4 Pages

This Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on behalf  of the Reporting Person relating to the common stock of Nava Resources, Inc., a Nevada corporation, on  January 20, 2009 (“Schedule 13D”) ”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended,  on behalf of the Reporting Person to amend certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No. 1 shall have the same meaning as those set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

           (a)           As of November 14, 2011, the Reporting Person is deemed the beneficial owner of 5,500,000 shares of the Issuer’s common stock representing 44.6% of the Issuer’s outstanding common stock based on 12,338,604 shares of common stock outstanding as of November 14, 2011.

           (c)           Other than the transaction reported herein, the Reporting Person has not affected any transactions in the Issuer’s common stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           On November 10, 2011, the Reporting Person sold 4,500,000 shares of common stock of the Issuer to Pamela Kathleen Pickett in consideration for 490,000 shares of common stock of PMI Gold Corp., a British Columbia corporation, valued at $235,200. As a result of such transaction, the Reporting Person owns 44.6% of the issued and outstanding shares of common stock of the Issuer (which includes 2,000,000 shares held by Amarjit Sandhu, the Reporting Person’s wife). This sale was made not pursuant to any written stock purchase or other agreement.

CUSIP No.	63911B 101	13D	Page 4 of 4 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

 /s/ Jag Sandhu
Jag Sandhu